June 19, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Peter J. Rose
Chairman and Chief Executive Officer
Expeditors International of Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, Washington 98104

RE: Expeditors International of Washington, Inc. (the "Company")
         Form 10-K for the year ended December 31, 2007
         File No. 0-13468

Dear Mr. Rose:

        We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Note 7- Contingencies, page F-17</u>

1.   In addition to indicating that the Company expects to incur additional costs with respect to the October 10, 2007 DOJ subpoena, please expand your disclosure in future filings to indicate the range of loss, or state that such an estimate cannot be made, pursuant to the guidance in paragraph 10 of SFAS 5 and Questions 2 of SAB Topic 5:Y. Similar disclosures should also be provided with respect to the class action lawsuit that was filed against the Company on January 3, 2008.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mr. R. Jordan Gates, CFO
                       (206) 682-9777